                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      -----


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENT
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                            Trinity Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   896522-10-9
                                 (CUSIP Number)

                               Craig J. Duchossois
                        Thrall Investment Company, L.L.C.
                      Thrall Investment Company II, L.L.C.
                       Thrall Car Management Company, Inc.
                                845 Larch Avenue
                            Elmhurst, Illinois 60126
                                 (603) 279-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2002
                      (Date of Event Which Requires Filing
                               of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

CUSIP NO. 896522-10-9                 13D/A                 Page 2 of 24 Pages

--------------- ---------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Thrall Investment Company, L.L.C.
--------------- ---------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                       (b) [X]
--------------- ---------------------------------------------------------------
3               SEC USE ONLY

--------------- ---------------------------------------------------------------
4               SOURCE OF FUNDS*

                OO
--------------- ---------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                              [_]
--------------- ---------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------ ------ -----------------------------------------------
                         7      SOLE VOTING POWER

                                7,150,000 (See Item 5)
                         ------ -----------------------------------------------
   NUMBER OF SHARES      8      SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH              0
       REPORTING         ------ -----------------------------------------------
      PERSON WITH        9      SOLE DISPOSITIVE POWER

                                7,150,000 (See Item 5)
                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------- ---------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,150,000 (See Item 5)
--------------- ---------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [_]
--------------- ---------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.6% (See Item 5)
--------------- ---------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                OO
--------------- ---------------------------------------------------------------

CUSIP NO. 896522-10-9                 13D/A                 Page 3 of 24 Pages

--------------- ---------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Thrall Investment Company II, L.L.C.
--------------- ---------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                       (b) [X]
--------------- ---------------------------------------------------------------
3               SEC USE ONLY

--------------- ---------------------------------------------------------------
4               SOURCE OF FUNDS*

                AF
--------------- ---------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                              [_]
--------------- ---------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------ ------ -----------------------------------------------
                         7      SOLE VOTING POWER

                                500,000 (See Item 5)
                         ------ -----------------------------------------------
   NUMBER OF SHARES      8      SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH              0
       REPORTING         ------ -----------------------------------------------
      PERSON WITH        9      SOLE DISPOSITIVE POWER

                                500,000 (See Item 5)
                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------- ---------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                500,000 (See Item 5)
--------------- ---------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [_]
--------------- ---------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.1% (See Item 5)
--------------- ---------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                OO
--------------- ---------------------------------------------------------------

CUSIP NO. 896522-10-9                 13D/A                 Page 4 of 24 Pages

--------------- ---------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Thrall Car Management Company, Inc.
--------------- ---------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                       (b) [X]
--------------- ---------------------------------------------------------------
3               SEC USE ONLY

--------------- ---------------------------------------------------------------
4               SOURCE OF FUNDS*

                OO
--------------- ---------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                              [_]
--------------- ---------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------ ------ -----------------------------------------------
                         7      SOLE VOTING POWER

                                600,000 (See Item 5)
                         ------ -----------------------------------------------
   NUMBER OF SHARES      8      SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH              0
       REPORTING         ------ -----------------------------------------------
      PERSON WITH        9      SOLE DISPOSITIVE POWER

                                600,000 (See Item 5)
                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------- ---------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                600,000 (See Item 5)
--------------- ---------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [_]
--------------- ---------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.3% (See Item 5)
--------------- ---------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                CO
--------------- ---------------------------------------------------------------

CUSIP NO. 896522-10-9                  13D/A                 Page 5 of 24 Pages

--------------- ---------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Craig J. Duchossois
--------------- ---------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                       (b) [X]
--------------- ---------------------------------------------------------------
3               SEC USE ONLY

--------------- ---------------------------------------------------------------
4               SOURCE OF FUNDS*

                OO
--------------- ---------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                              [_]
--------------- ---------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
------------------------ ------ -----------------------------------------------
                         7      SOLE VOTING POWER

                                150
                         ------ -----------------------------------------------
   NUMBER OF SHARES      8      SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH              8,250,000 (See Item 5)
       REPORTING         ------ -----------------------------------------------
      PERSON WITH        9      SOLE DISPOSITIVE POWER

                                150
                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,250,000 (See Item 5)
--------------- ---------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,250,150 (See Item 5)
--------------- ---------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [_]
--------------- ---------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                18.0% (See Item 5)
--------------- ---------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN
--------------- ---------------------------------------------------------------

         This Schedule 13D/A Amendment No. 2 amends the Schedule 13D of Craig J. Duchossois and Thrall Car Management Company, Inc., as amended by Schedule 13D/A Amendment No. 1 of Craig J. Duchossois, Thrall Investment Company, L.L.C. and Thrall Car Management Company, Inc., relating to the beneficial ownership of shares of Trinity Industries, Inc.

Item 2 is hereby amended to read in its entirety as follows:

Item 2.  Identity and Background.
         ------------------------

         This statement is being filed by (i) Thrall Investment Company, L.L.C., a Delaware limited liability company ("TIC"), (ii) Thrall Investment Company II, L.L.C., a Delaware limited liability company ("TIC II"), (iii) Thrall Car Management Company, Inc., a Delaware corporation ("Management Company"), and
(iv) Craig J. Duchossois.

         TIC holds property for investment purposes. In connection with the transactions reported in the Schedule 13D, as amended (the "Schedule 13D"), as described more fully in Item 6, TIC acquired certain shares of Trinity Industries, Inc. (the "Issuer"). The address of TIC's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the members of the operating board, executive officers and control persons of TIC.

         TIC II holds property for investment purposes. The address of TIC II's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix B hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the members of the operating board, executive officers and control persons of TIC II.

         Management Company holds property for investment purposes. As described more fully in Item 6, the Issuer, in connection with the transactions reported in this Schedule 13D, acquired certain direct and indirect subsidiaries of Management Company that manufacture freight rail cars. The address of Management Company's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix C hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and control persons of Management Company.

         Craig J. Duchossois is principally employed as the Chief Executive Officer of Duchossois Industries, Inc. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States. The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, Illinois 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

         During the last five years, none of TIC, TIC II, Management Company or Craig J. Duchossois, and, to the best knowledge of each of them, none of the persons listed on Appendix A attached hereto, Appendix B attached hereto or Appendix C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The response to Item 6 is incorporated herein by this reference.

         Pursuant to the Agreement and Plan of Merger, dated as of August 13, 2001 (the "Merger Agreement"), among the Issuer, TCMC Acquisition Corp., an Illinois corporation ("Merger Sub"), Thrall Car Manufacturing Company, an Illinois corporation and a wholly owned subsidiary of Management Company ("Manufacturing Company"), and Management Company, on October 26, 2001, the Issuer acquired Manufacturing Company and in exchange Management Company acquired 7,150,000 shares of common stock, par value $1.00 per share ("Common Stock"), of the Issuer (the "Merger"), which shares were immediately transferred to TIC, all as more fully described in Item 6. Management Company has retained beneficial ownership of 600,000 shares of Common Stock previously held of record by, and acquired with funds available from the working capital of, Manufacturing Company.

         TIC II acquired 500,000 shares of Common Stock, in the aggregate, for an aggregate purchase price of $9,078,780.96, through purchases effected on August 1, 2002, August 2, 2002 and August 5, 2002. Payment for such shares of Common Stock was made by TIC II with a portion of the funds borrowed from Thrall Omni Company, Inc., an affiliate of TIC II, pursuant to a Promissory Note dated as of August 6, 2002 (the "Note"), which Note is filed as Exhibit 5 hereto and incorporated herein by this reference. The Note provides for a maximum loan amount of $25,000,000 and accrues interest at the monthly applicable federal rate as published by the Internal Revenue Service, such interest to be paid quarterly.

Item 4 is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.
         -----------------------

         The response to Item 6 is incorporated herein by this reference.

         The purpose of the Merger was for most of Management Company's direct and indirect subsidiaries to become part of the Issuer's operations, while allowing Management Company and its affiliate, TIC, to retain an investment in the freight rail car manufacturing industry through the ownership of shares of Common Stock. Although, pursuant to the terms of the Stockholder's Agreement (as defined below), the Issuer is obligated to name one nominee to the Issuer's board of directors, none of TIC, Management Company or Mr. Duchossois has acquired shares of Common Stock with the intention of acquiring control of the Issuer. The Stockholder's Agreement places certain restrictions on the ability of TIC, Management Company and affiliates of Management Company, including Mr. Duchossois and TIC II, to acquire or dispose of securities of the Issuer.

         TIC II has acquired the shares of Common Stock for investment purposes and not with the intention of acquiring control of the Issuer.

         At the present time, except as set forth in this Item 4, none of TIC, TIC II, Management Company or Mr. Duchossois has any plans or proposals which relate to or would result in any of the transactions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Stockholder's Agreement, dated October 26, 2001 (the "Stockholder's Agreement"), by and among the Issuer, Management Company and TIC, which are filed as Exhibits 2 and 3 hereto, respectively, and incorporated herein by this reference.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The response to Item 6 is incorporated herein by this reference.

         For the purposes of Rule 13d-3, as promulgated under the Securities Exchange Act of 1934, as amended, TIC beneficially owns, and has sole voting and disposition power of, 7,150,000 shares of Common Stock. Based on a total of 45,899,388 shares of Common Stock outstanding (as reported outstanding as of April 30, 2002, pursuant to the Issuer's Form 10-Q for the quarterly period ended March 31, 2002 (the "Outstanding Shares")), for purposes of Rule 13d-3, TIC owns approximately 15.6% of the Outstanding Shares. The names of and information with respect to the operating board members, executive officers and control persons of TIC are set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference.

         For the purposes of Rule 13d-3, TIC II beneficially owns, and has sole voting and disposition power of, 500,000 shares of Common Stock, or approximately 1.1% of the Outstanding Shares. The names of and information with respect to the operating board members, executive officers and control persons of TIC II are set forth on Appendix B to this Schedule 13D, which is incorporated herein by this reference.

         For the purposes of Rule 13d-3, Management Company beneficially owns, and has sole voting and disposition power of, 600,000 shares of Common Stock, or approximately 1.3% of the Outstanding Shares. The names of and information with respect to the directors, executive officers and control persons of Management Company are set forth on Appendix C to this Schedule 13D, which is incorporated herein by this reference.

         Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, 150 shares of Common Stock. By virtue of his ability to vote a majority of the outstanding membership interests of TIC, as described on Appendix A, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 7,150,000 shares of Common Stock issued to TIC in accordance with the Merger Agreement (the "Merger Shares"), and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. By virtue of his ability to vote a majority of the outstanding membership interests of TIC II, as described on Appendix B, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 500,000 shares of Common Stock held of record by TIC II, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. By virtue of his ability to vote a majority of the outstanding shares of Management Company, as described on Appendix C, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 600,000 shares of Common Stock held of record by Management Company, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. As a result, Mr. Duchossois may be deemed to beneficially own 8,250,150 shares of Common Stock, or approximately 18.0% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the 8,250,000 shares not owned of record by him.

         Except as disclosed herein, none of TIC, TIC II, Management Company or Craig J. Duchossois has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         The following are filed herewith as Exhibits to the Schedule 13D.

           Exhibit
             No.        Description
           -------      -----------

              1         Joint Filing Agreement

              2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

              3         Stockholder's Agreement
                        (incorporated by reference to Exhibit 7.1.8 to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903)
                        filed August 16, 2001)

              4         Registration Rights Agreement
                        (incorporated by reference to Exhibit 7.1.10 to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903)
                        filed August 16, 2001)

              5         Promissory Note

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2002                   THRALL INVESTMENT COMPANY, L.L.C.


                                        By: /s/ Robert L. Fealy
                                            -----------------------------------
                                            Name:  Robert L. Fealy
                                            Title: Chief Operating Officer,
                                                   Chief Financial Officer
                                                   and Treasurer

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2002                   THRALL INVESTMENT COMPANY II, L.L.C.


                                        By: /s/ Robert L. Fealy
                                            -----------------------------------
                                            Name:   Robert L. Fealy
                                            Title:  Chief Operating Officer,
                                                    Chief Financial Officer
                                                    and Treasurer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2002                   THRALL CAR MANAGEMENT COMPANY, INC.


                                        By: /s/ Robert L. Fealy
                                            ----------------------------------
                                            Name:  Robert L. Fealy
                                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2002                   /s/ Craig J. Duchossois
                                        --------------------------------------
                                        Craig J. Duchossois

Appendix A is hereby amended to read in its entirety as follows:

                                   APPENDIX A

              CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                  OFFICERS OF THRALL INVESTMENT COMPANY, L.L.C.

         Set forth below are the names, positions with TIC, business addresses and principal occupations of the operating board members and officers of TIC. Each individual is a United States citizen.

         Names, Positions and Business Addresses           Present Principal Occupation
         ---------------------------------------           ----------------------------
         Craig J. Duchossois                               Chief Executive Officer of Duchossois
         Operating Board Member and Chief                  Industries, Inc./1/
         Executive Officer
         845 Larch Avenue
         Elmhurst, IL  60126

         Richard L. Duchossois/2/                          Chairman of Duchossois Industries, Inc./1/
         Operating Board Member and Vice
         Chairman
         845 Larch Avenue
         Elmhurst, IL  60126

         Robert L. Fealy                                   Chief Financial Officer of Duchossois
         Chief Operating Officer, Chief Financial          Industries, Inc./1/
         Officer and Treasurer
         845 Larch Avenue
         Elmhurst, IL  60126

         David L. Filkin, Esq.                             Assistant General Counsel of Duchossois
         Secretary                                         Industries, Inc./1/
         845 Larch Avenue
         Elmhurst, IL  60126

--------
/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

/2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

         The members of TIC are various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the membership interests of TIC. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.

Appendix B is hereby amended to read in its entirety as follows:

                                   APPENDIX B

              CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                OFFICERS OF THRALL INVESTMENT COMPANY II, L.L.C.

         Set forth below are the names, positions with TIC II, business addresses and principal occupations of the operating board members and officers of TIC II. Each individual is a United States citizen.

         Names, Positions and Business Addresses       Present Principal Occupation
         ---------------------------------------       ----------------------------
         Craig J. Duchossois                           Chief Executive Officer of Duchossois
         Operating Board Member and Chief              Industries, Inc./1/
         Executive Officer
         845 Larch Avenue
         Elmhurst, IL  60126

         Richard L. Duchossois/2/                      Chairman of Duchossois Industries, Inc./1/
         Operating Board Member and Vice
         Chairman
         845 Larch Avenue
         Elmhurst, IL  60126

         Robert L. Fealy                               Chief Financial Officer of Duchossois
         Chief Operating Officer, Chief Financial      Industries, Inc./1/
         Officer and Treasurer
         845 Larch Avenue
         Elmhurst, IL  60126

         David L. Filkin, Esq.                         Assistant General Counsel of Duchossois
         Secretary                                     Industries, Inc./1/
         845 Larch Avenue
         Elmhurst, IL  60126

--------
/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

/2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

         The members of TIC II are various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the membership interests of TIC II. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.

Appendix C is hereby added, to read in its entirety as follows:

                                   APPENDIX C

              CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                 OFFICERS OF THRALL CAR MANAGEMENT COMPANY, INC.

         Set forth below are the names, positions with Management Company, business addresses and principal occupations of the directors and executive officers of Management Company. Each individual is a United States citizen.

         Names, Positions and Business Addresses          Present Principal Occupation
         ---------------------------------------          ----------------------------
         Craig J. Duchossois                              Chief Executive Officer of Duchossois
         Director, Chairman and President                 Industries, Inc./1/
         845 Larch Avenue
         Elmhurst, IL  60126

         Richard L. Duchossois/2/                         Chairman of Duchossois Industries, Inc./1/
         Director and Vice Chairman
         845 Larch Avenue
         Elmhurst, IL  60126

         Robert L. Fealy                                  Chief Financial Officer of Duchossois
         Director, Vice President                         Industries, Inc./1/
         845 Larch Avenue
         Elmhurst, IL  60126

         David L. Filkin, Esq.                            Assistant General Counsel of Duchossois
         Secretary                                        Industries, Inc./1/
         845 Larch Avenue
         Elmhurst, IL  60126

--------
/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

/2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

         The shares of Management Company are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of Management Company. Information with respect to Craig J. Duchossois is set forth above and in the body of the
Schedule 13D.


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

                                  EXHIBIT INDEX

       Exhibit
         No.            Description
       -------          -----------

          1             Joint Filing Agreement

          2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

          3             Stockholder's Agreement
                        (incorporated by reference to Exhibit 7.1.8 to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

          4             Registration Rights Agreement
                        (incorporated by reference to Exhibit 7.1.10 to the Agreement and Plan of Merger filed as Exhibit
                        2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

          5             Promissory Note


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